ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the three and six months ended June 30, 2020

ALAMOS GOLD INC.
For the Three and Six Months Ended June 30, 2020

2020 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated July 28, 2020, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019 and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020, and notes thereto. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 36.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified North American production from the Young-Davidson and the Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2020 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Financial Results (in millions)
Operating revenues	$126.2	$168.1	$303.1	$324.2
Cost of sales (1)	$103.3	$131.1	$223.6	$258.1
Earnings from operations	$12.1	$28.2	$58.3	$46.9
Earnings before income taxes	$6.0	$27.1	$46.5	$47.7
Net earnings (loss)	$11.7	$23.6	($0.6)	$40.4
Adjusted net earnings (2)	$9.8	$17.7	$39.2	$28.0
Earnings before interest, depreciation and amortization (2)	$40.9	$69.1	$117.6	$129.6
Cash provided by operations before working capital and cash taxes(2)	$44.7	$68.6	$126.4	$131.2
Cash provided by operating activities	$49.6	$72.3	$106.2	$114.7
Capital expenditures (sustaining) (2)	$14.4	$19.6	$31.9	$35.7
Capital expenditures (growth) (2) (3)	$38.8	$47.2	$80.1	$81.3
Capital expenditures (capitalized exploration) (4)	$1.4	$4.3	$5.9	$7.4
Operating Results
Gold production (ounces)	78,400	125,200	189,300	250,500
Gold sales (ounces)	74,605	128,457	186,459	248,162
Per Ounce Data
Average realized gold price	$1,692	$1,309	$1,626	$1,306
Average spot gold price (London PM Fix)	$1,711	$1,309	$1,647	$1,307
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,385	$1,021	$1,199	$1,040
Total cash costs per ounce of gold sold (2)	$933	$699	$829	$715
All-in sustaining costs per ounce of gold sold (2)	$1,276	$926	$1,117	$941
Share Data
Earnings (loss) per share, basic and diluted	$0.03	$0.06	$0.00	$0.10
Adjusted earnings per share, basic and diluted(2)	$0.03	$0.05	$0.10	$0.07
Weighted average common shares outstanding (basic) (000’s)	391,076	389,218	391,208	389,475
Financial Position (in millions)
Cash and cash equivalents (5)			$201.3	$182.8
Long-term debt (5)			$100.0	—

(1)
Cost of sales includes mining and processing costs, royalties, and amortization expense. For the three months and six months ended June 30, 2020, cost of sales also includes COVID-19 costs of $6.5 million

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures

(3)	Includes growth capital from operating sites and excludes the Island Gold royalty repurchase of $54.8 million in March 2020

(4)	Includes capitalized exploration at Mulatos and Island Gold

(5)	Comparative cash and cash equivalents and Long-term debt balance as at December 31, 2019

2020 Management’s Discussion and Analysis

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Gold production (ounces)
Young-Davidson	23,100	45,000	51,800	90,000
Mulatos	35,900	36,300	78,500	75,200
Island Gold	19,400	39,500	58,200	75,100
El Chanate (1)	—	4,400	800	10,200
Gold sales (ounces)
Young-Davidson	22,440	44,665	51,345	88,661
Mulatos	33,605	40,116	77,427	76,205
Island Gold	18,560	39,300	57,687	72,885
El Chanate (1)	—	4,376	—	10,411
Cost of sales (in millions)(2)
Young-Davidson	$46.2	$57.1	$90.0	$114.0
Mulatos	$37.5	$35.8	$83.5	$69.6
Island Gold	$19.6	$32.4	$50.1	$61.0
El Chanate (1)	$—	$5.8	$—	$13.5
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$2,059	$1,278	$1,753	$1,286
Mulatos	$1,116	$892	$1,078	$913
Island Gold	$1,056	$824	$868	$837
El Chanate (1)	$—	$1,325	$—	$1,297
Total cash costs per ounce of gold sold (3)
Young-Davidson	$1,564	$822	$1,299	$830
Mulatos	$750	$725	$785	$734
Island Gold	$501	$473	$468	$484
El Chanate (1)	$—	$1,234	$—	$1,210
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,809	$1,077	$1,490	$1,073
Mulatos	$890	$815	$929	$812
Island Gold	$781	$631	$706	$639
El Chanate (1)	—	$1,257	$—	$1,220
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$29.6	$26.7	$56.6	$49.0
Mulatos(5)	$5.1	$19.2	$12.5	$31.8
Island Gold (6)	$15.9	$18.0	$38.0	$30.4
Other	$4.0	$7.2	$10.8	$13.2

(1)
El Chanate transitioned to the reclamation phase of the mine life in the fourth quarter of 2019. Incremental production is a result of rinsing the leach pad. Gold sales from El Chanate in 2020 are not included in revenue and cost of sales.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration at Mulatos of $0.2 million and $0.7 for the three and six months ended June 30, 2020 (spending of $nil for the three and six months ended June 30, 2019).

(6)
Includes capitalized exploration at Island Gold of $1.2 million and $5.2 million for the three and six months ended June 30, 2020 (for the three and six months ended June 30, 2019 - $4.3 million and $7.4 million), and excludes the royalty repurchase of $54.8 million.

2020 Management’s Discussion and Analysis

2020 Highlights

Second Quarter 2020

•
Produced 78,400 ounces of gold, with production impacted by the previously guided downtime of the Northgate shaft at Young-Davidson and temporary suspension of operations at Island Gold and Mulatos due to COVID-19. Mulatos and Island Gold resumed operations in May with both returning to normal operating levels in June

•
Mulatos produced 35,900 ounces of gold and generated mine-site free cash flow[1] of $19.3 million, with the operation benefiting from the ongoing recovery of gold from the leach pad during the temporary suspension

•
Island Gold produced 19,400 ounces of gold and generated mine-site free cash flow[1] of $9.2 million. Production was lower than previous quarters due to the temporary suspension of operations which began the last week of March. After a phased ramp up in May, mining and milling rates increased to average more than 1,200 tpd for the month of June

•
Advanced the tie-in of the upper and lower mines at Young-Davidson, successfully commissioning the Northgate shaft and new lower mine infrastructure in July. Underground mining rates increased to 6,500 tpd by the end of July and are expected to ramp up to 7,500 tpd by the end of 2020

•	Sold 74,605 ounces of gold at an average realized price of $1,692 per ounce for revenues of $126.2 million

•	Generated cash flow from operating activities of $49.6 million ($44.7 million, or $0.11 per share, before changes in working capital1)

•
Consolidated total cash costs[1] of $933 per ounce and all-in sustaining costs ("AISC")[1] of $1,276 per ounce were both temporarily higher, due to higher costs at Young-Davidson during the lower mine tie-in. AISC were higher than usual as a result of the impact of the 79% increase in the Company’s share price on the revaluation of outstanding stock-based awards. In addition, sustaining capital was allocated to lower ounces of gold sold given the above noted temporary suspensions. Total cash costs and AISC are expected to decrease significantly in the second half of 2020

•	Realized net earnings of $11.7 million, or $0.03 per share

•
Reported adjusted net earnings[1] of $9.8 million, or $0.03 per share[1], which includes adjustments for unrealized foreign exchange gains of $10.3 million recorded within deferred taxes, partially offset by COVID-19 costs of $6.5 million related to the suspension of operations at Island Gold and Mulatos, and other one-time losses of $1.9 million

•	Ended the quarter with cash and cash equivalents of $201.3 million and equity securities of $30.2 million

•
Paid a quarterly dividend of $5.9 million and repurchased 527,100 common shares at a cost of $2.6 million, or $5.05 per share, under the Company's Normal Course Issuer Bid ("NCIB"). To date in 2020, the Company has returned $17.3 million to shareholders in the form of dividends and share repurchases

Subsequent to the Second Quarter:

•
Reported results of the positive Phase III Expansion Study conducted on Island Gold, which is expected to drive a 72% increase in average annual production to 236,000 ounces and a 30% decrease in mine-site AISC to $534 per ounce at the operation

•
Announced a construction decision on the high-return La Yaqui Grande project, which generates a 58% after-tax internal rate of return ("IRR") at a $1,750 gold price and is expected to significantly reduce Mulatos District AISC starting in 2022

.(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2020 Management’s Discussion and Analysis

Management's Response to the COVID-19 Pandemic

The World Health Organization declared COVID-19 a pandemic on March 11, 2020. The Company responded rapidly and proactively to COVID-19 and has implemented several initiatives to help protect the health and safety of our employees, their families and the communities in which we operate.

Specifically, each of our operating mine sites has activated established crisis management plans and developed site-specific plans that enable them to meet and respond to changing conditions associated with COVID-19. The Company is adopting the advice of public health authorities and adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates.

The following measures have been instituted across the Company to prevent the potential spread of the virus:

•	Medical screening for all personnel prior to entry to site for symptoms of COVID-19

•	Testing of personnel at Mulatos and Island Gold prior to starting their rotation at the camp

•	Training on proper hand hygiene and social distancing

•	Remote work options have been implemented for eligible employees

•	Social distancing practices have been implemented for all meetings, huddles and transportation

•	Mandatory use of personal protective equipment for employees where social distancing is not practicable

•	Rigid camp and site hygiene protocols have been instituted and are being followed

•	Elimination of all non-essential business travel

•	Required 14-day quarantine for any employees returning from out of country travel
Impact on Operations
In order to protect nearby communities and align with government requirements, two of the Company's mines were temporarily suspended, but resumed normal operations during the second quarter.

At Island Gold, operations were suspended on March 25, 2020 given the unique set up of the operation with a large portion of the workforce operating on a fly-in, fly-out basis and being housed within a camp located directly within the local community. The Company restarted operations in a phased approach at the beginning of May 2020 and ramped up to budgeted mining and milling rates of 1,200 tpd in the month of June. The Company incurred $4.5 million in COVID-19 costs at Island Gold in the quarter, mainly related to labour costs for idle employees and additional transportation and lodging costs.

Operations at Mulatos were suspended in early April following a mandate by the Mexican government to suspend all non-essential businesses in response to the COVID-19 crisis. The suspension period was lifted in May and mining, crushing and stacking ore on the leach pad was restarted. Although mining activities were suspended for part of the quarter, the Company continued to recover gold from the leach pad given the significant amount of contained ounces stacked in the first quarter. The Company incurred $2.0 million in COVID-19 costs at Mulatos in the quarter mainly related to labour costs for idle employees and additional transportation costs.

To date, operating activities at Young-Davidson have not been significantly impacted with mining and processing activities and construction and commissioning of the lower mine ongoing throughout the quarter. Completion of the lower mine expansion was delayed slightly but was completed on July 8, 2020.

2020 Management’s Discussion and Analysis

2020 Business Developments

Completion of Lower Mine Expansion at Young-Davidson

On July 8, 2020, the Company announced that it has completed the lower mine expansion at Young-Davidson with the successful commissioning of the Northgate shaft. In addition to the Northgate shaft, all related infrastructure, including the underground crusher and conveyor system have been successfully commissioned. Mining rates are expected to ramp up through the second half of the year to 7,500 tonnes per day by the end of 2020. This is expected to drive strong free cash flow growth at Young-Davidson and company-wide in the second half of 2020 and beyond.

Island Gold Phase III Expansion Study

On July 14, 2020, the Company reported results of the positive Phase III Expansion Study conducted on its Island Gold mine. Based on the results of the study, the Company is proceeding with an expansion of the operation to 2,000 tpd (“Shaft Expansion”). This follows a detailed evaluation of several scenarios which demonstrated the Shaft Expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in Mineral Reserves and Resources.

Phase III Expansion Study Highlights – Shaft Expansion

•	Average annual gold production of 236,000 ounces per year starting in 2025 upon completion of the shaft. This represents a 72% increase from the mid-point of initial 2020 production guidance

•	Industry low average total cash costs of $403 per ounce of gold and mine-site AISC of $534 per ounce starting in 2025, a 19% and 30% decrease from the mid-point of initial 2020 guidance, respectively

•
After-tax net present value (“NPV”) of $1.02 billion at a 5% discount rate and an after-tax internal rate of return (“IRR”) of 17%, using a base case gold price assumption of $1,450 per ounce and a USD/CAD foreign exchange rate of $0.75:1

•	After-tax NPV of $1.45 billion and an after-tax IRR of 22%, at a 5% discount rate using a gold price assumption of $1,750 per ounce and a USD/CAD foreign exchange rate of $0.75:1

•
Mine life of 16 years, double the current eight year Mineral Reserve life. This is based on a mineable Mineral Resource of 9.6 million tonnes grading 10.45 grams per tonne of gold (“g/t Au”) containing 3.2 million ounces

•	Lowest combined capital and operating costs of all scenarios evaluated

Construction of La Yaqui Grande

On July 28, 2020, the Company reported results of the positive internal economic study completed on its fully permitted La Yaqui Grande project located in the Mulatos District in Sonora, Mexico. La Yaqui Grande is located approximately 7 kilometres (straight line) from the existing Mulatos operation and adjacent to the past producing La Yaqui Phase I operation. Given the project’s strong economics and its proximity to the existing Mulatos operation, the Company is proceeding with construction of the project starting in the second half of 2020.
La Yaqui Grande Project Highlights:

•
Average annual gold production of 123,000 ounces per year starting in the third quarter of 2022. This will replace higher cost production from the main Mulatos pit, keeping combined production at approximately 150,000 ounces per year

•	Mine-site all-in sustaining costs of $578 per ounce, significantly reducing Mulatos District all-in sustaining costs from the mid-point of previous 2020 guidance of $960 per ounce

•
After-tax net present value (“NPV”) of $165 million at a 5% discount rate and an after-tax internal rate of return (“IRR”) of 41%, using a base case gold price assumption of $1,450 per ounce and a MXN/USD foreign exchange rate of 21:1

•	After-tax NPV of $260 million and an after-tax IRR of 58% at a 5% discount rate using a gold price assumption of $1,750 per ounce and a MXN/USD foreign exchange rate of 21:1

•	Mine life of five years, extending production from the Mulatos District to 2027, based on current Mineral Reserves

•
Initial capital of $137 million to be spent over a two year period starting in the second half of 2020. At a $1,750 per ounce gold price, Mulatos is expected to self finance the development of La Yaqui Grande following which the operation is expected to generate strong free cash flow

Credit Facility Drawdown

In 2019, the Company secured amendments to its existing undrawn revolving credit facility (the "Facility"), including an increase in the size of the Facility from $400.0 million to $500.0 million, expiring on December 17, 2023. The Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts.

In the first quarter of 2020 the Company drew $100.0 million from the Facility to strengthen its cash position and enhance financial flexibility in light of COVID-19, which remains outstanding at June 30, 2020. The Company's balance sheet remains strong with a net cash position of $101.3 million at June 30, 2020, and $400.0 million of additional liquidity under the Facility.

2020 Management’s Discussion and Analysis

Repurchase of 3% NSR Royalty on Island Gold mine

In March 2020, the Company acquired and cancelled a 3% NSR royalty payable from certain claims at the Island Gold mine for cash consideration of $54.8 million. Transaction highlights include:

•
Acquisition and cancellation of the royalty on all future gold production from the Goudreau Lake claims that comprise the majority of the Island Gold deposit. As of December 31, 2019, these claims contained 0.9 million ounces of Mineral Reserves, representing 71% of Island Gold’s total Mineral Reserves, and 1.1 million ounces of Inferred Mineral Resources

•	A $45 per ounce, or 8%, decrease in Island Gold’s 2020 total cash cost and mine-site all-in sustaining guidance based on production guidance provided in December 2019

•	Increased exposure to Island Gold’s substantial exploration potential with combined Mineral Reserves and Resources having doubled to 2.0 million ounces within these claims since the end of 2016

•	Reduction in effective NSR royalty rate on Island Gold’s Mineral Reserves to 2.2% from approximately 4.4%

Mineral Reserve and Resource Update
On February 19, 2020, the Company reported its updated Mineral Reserves and Resources. Highlights include the following:

•	Island Gold’s Mineral Reserves and Resources increased by nearly one million ounces, including:

◦	21% increase in Proven and Probable Mineral Reserves to 1.22 million ounces (3.6 million tonnes (“mt”) grading 10.37 grams per tonne of gold (“g/t Au”)), net of mining depletion

◦
46% increase in Inferred Mineral Resources to 2.30 million ounces (5.4 mt grading 13.26 g/t Au) with grades also increasing 13% reflecting the significantly higher grade additions in the Main Zone - East

◦	Combined Mineral Reserves and Resources now total 3.70 million ounces, more than double the 1.84 million ounces at time of acquisition in 2017, net of 364,000 ounces of mining depletion

•
Global Proven and Probable Mineral Reserves of 9.73 million ounces of gold (203 mt grading 1.49 g/t Au), up slightly from 9.70 million ounces at the end of 2018 with increases at Island Gold, La Yaqui Grande and Kirazlı offsetting mining depletion

•	Global Measured and Indicated Mineral Resources of 7.04 million ounces of gold (199 mt grading 1.10 g/t Au), down 3% reflecting the conversion to Mineral Reserves at Young-Davidson and Kirazlı

•	Global Inferred Mineral Resources increased 10% to 5.98 million ounces of gold (130 mt grading 1.43 g/t Au), with grades also increasing 10% driven by the 725,000 ounce increase at Island Gold

2020 Management’s Discussion and Analysis

Revised 2020 Guidance

	Revised 2020 Guidance	Previous 2020 Guidance
Gold production (000's ounces)
Young-Davidson	135 - 145	145 - 160
Mulatos	140 - 150	150 - 160
Island Gold	130 - 140	130 - 145
Total gold production	405 - 435	425 - 465

Cost of sales per ounce of gold sold (includes amortization) (4)
Young-Davidson	$1,490	$1,360
Mulatos	$1,135	$1,085
Island Gold	$840	$840
Total	$1,160	$1,103

Total cash cost per ounce of gold sold (1)
Young-Davidson	$990 - $1,030	$910 - $950
Mulatos	$840 - $880	$840 - $880
Island Gold	$480 - $520	$480 - $520
Consolidated total cash cost per ounce of gold sold	$780 - $820	$757 - $797

Mine-site all-in sustaining costs per ounce of gold sold (1)(3)
Young-Davidson	$1,180 - $1,220	$1,110 - $1,150
Mulatos	$940 - $980	$940 - $980
Island Gold	$740 - $780	$740 - $780
Consolidated all-in sustaining costs per ounce of gold sold (1)	$1,030 - $1,070	$1,007 - $1,047

Capital expenditures (sustaining) (1)
Young-Davidson	$30 - $35	$30 - $35
Mulatos	$15 - $20	$15 - $20
Island Gold	$35 - $40	$35 - $40
Total Capital expenditures (sustaining)	$80 - $95	$80 - $95

Capital expenditures (growth) (1)
Young-Davidson	$45 - $50	$45 - $50
Mulatos	$15 - $20	$5
Island Gold	$35 - $40	$15 - $20
Other (2)	$10	$10
Total Capital expenditures (growth)	$105 - $120	$75 - $85

Capital expenditures (capitalized exploration) (1)
Young-Davidson	$1	$1
Island Gold	$15	$19
Other (2)	$4	$5
Total capital expenditures (capitalized exploration)	$20	$25
Total consolidated capital expenditures and capitalized exploration (1)	$205 - $235	$180 - $205

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Includes growth capital and capitalized exploration at the Company's development projects (Turkey, Lynn Lake, Esperanza and Quartz Mountain).

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

The Company is providing revised 2020 production, cost, and capital guidance. Guidance was withdrawn in April 2020 following the temporary suspension of operations at Island Gold and Mulatos in response to COVID-19. With operations at Mulatos and Island Gold having both been suspended for more than a month and the completion of the lower mine expansion at Young-Davidson delayed into July due to COVID-19, consolidated 2020 production guidance has been revised to 405,000 to 435,000 ounces. This represents a 6% decrease from the mid-point of previous guidance. Total cash cost guidance has also been revised to $780 to $820 per ounce and all-in sustaining cost guidance to $1,030 to $1,070 per ounce, a 3% and 2% increase, respectively. This reflects

2020 Management’s Discussion and Analysis

higher costs at Young-Davidson in the second quarter due to the COVID-19-related delay in the completion of the lower mine expansion. With Island Gold and Mulatos both returning to normal operating levels in June and the lower mine expansion completed at Young-Davidson in July, the Company expects higher production at significantly lower costs in the second half of 2020.
Consolidated 2020 capital guidance of $205 to $235 million has increased by $25 to $30 million with all of the increase related to the Phase III Expansion at Island Gold and the La Yaqui Grande project following the recently announced construction decisions, partially offset by lower exploration spending.
At Young-Davidson, full year production guidance has been revised to between 135,000 and 145,000 ounces and cost guidance increased due to the previously announced COVID-19-related delay in the completion of the lower mine expansion. Despite the full year revisions, the second half outlook remains strong with the lower mine expansion completed in July. Production is expected to increase in the second half of 2020 at significantly lower costs, with total cash costs expected to decrease to a range of $800 to $840 per ounce and mine-site all-in sustaining costs to a range of $990 to $1,030 per ounce.
Despite the operation being suspended for more than one month, production guidance at Island Gold has narrowed slightly to 130,000 to 140,000 ounces while total cash cost guidance of $480 to $520 per ounce and mine-site all-in sustaining cost guidance of $740 to $780 per ounce remain unchanged. Growth capital guidance has increased $20 million, reflecting planned spending associated with the Phase III Expansion in the second half of 2020. Given the temporary suspension of exploration programs at Island Gold, the full year exploration budget has been reduced from $19 million to $15 million.
At Mulatos full year production guidance has been reduced by 10,000 ounces to 140,000 to 150,000 ounces reflecting the suspension of operations in April and May. Lower stacked tonnes during the second quarter is expected to affect gold production slightly in the second half of 2020. Total cash cost and mine-site AISC guidance remains unchanged. Growth capital guidance has increased by between $10 and $15 million to advance the La Yaqui Grande project following the construction decision earlier this week.

Outlook and Strategy

2020 Updated Guidance
	Young-Davidson	Island Gold	Mulatos	Other (2)	Total	Previous Guidance
Gold production (000’s ounces)	135 - 145	130 - 140	140 - 150		405 - 435	425 - 465
Cost of sales, including amortization (in millions)(4)	$209	$113	$165	—	$487	$491
Cost of sales, including amortization ($ per ounce)(4)	$1,490	$840	$1,135	—	$1,160	$1,103
Total cash costs ($ per ounce)(1)(5)	$990 - $1,030	$480 - $520	$840 - $880	—	$780 - $820	$757 - $797
All-in sustaining costs ($ per ounce)(1)(5)					$1,030 - $1,070	$1,007 - $1,047
Mine-site all-in sustaining costs ($ per ounce)(1)(3)(5)	$1,180 - $1,220	$740 - $780	$940 - $980	—
Amortization costs ($ per ounce)(1)	$480	$340	$275	—	$365	$340
Capital expenditures (in millions)
Sustaining capital(1)	$30 - $35	$35 - $40	$15 - $20	$—	$80-$95	$80-$95
Growth capital(1)	$45 - $50	$35 - $40	$15 - $20	$10	$105 - $120	$75-$85
Capitalized exploration(1)	$1	$15	$—	$4	$20	$25
Total capital expenditures and capitalized exploration(1)	$76-86	$85-95	$30-40	$14	$205-$235	$180-$205

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Includes growth capital and capitalized exploration at the Company's development projects (Turkey, Lynn Lake, Esperanza and Quartz Mountain).

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

(5)	On March 16, 2020, the Company updated previous total cash cost and AISC guidance to reflect the repurchase and cancellation of a royalty at Island Gold.

The Company’s long-term strategic objective is to generate increasing returns for its shareholders through low-cost production and free cash flow growth from its portfolio of operating mines and development projects. Year-to-date, the Company has made excellent progress with the completion of the lower mine expansion at Young-Davidson, the announcement of a Phase III expansion of Island Gold, and a construction decision on the La Yaqui Grande project.

All are key parts of a transformational year for Alamos and provide the foundation for the Company's strong outlook. With mining rates ramping up at Young-Davidson, and Mulatos and Island Gold returning to normal operating levels during the second quarter, the Company expects to deliver strong company-wide free cash flow growth in the second half of 2020.

2020 Management’s Discussion and Analysis

Production of 78,400 ounces and total cash costs of $933 per ounce in the second quarter of 2020 were impacted by the planned downtime of the Northgate shaft at Young-Davidson to complete the final step in the lower mine expansion, and temporary suspensions at Mulatos and Island Gold due to the COVID-19 pandemic. Production is expected to increase sharply in the third quarter at significantly lower costs.

Young-Davidson's production and costs were impacted by the previously guided downtime for the entire second quarter to complete the tie-in of the upper and lower mines. During this planned downtime, ore was trucked to surface from the upper mine at a rate of 2,700 tpd. The lower mine expansion and associated infrastructure was completed on July 8, 2020 with mining rates ramping up to 6,500 tpd by the end of July. Mining rates are expected to continue to increase to a rate of 7,500 tpd by the end of 2020.

The completion of the lower mine marks the end of a multi year expansion at Young-Davidson and is a step change for the operation. The transition to the highly productive lower mine infrastructure is expected to drive production higher and costs lower in the second half of 2020, driving strong free cash flow growth.

After temporarily suspending operations at Island Gold on March 25, 2020 due to COVID-19, the Company began a phased restart in early May. Mining rates increased through May and returned to normal levels in June, averaging over 1,200 tpd for the month. Mining rates are expected to remain at approximately 1,200 tpd for the remainder of 2020. Combined with higher grades, this is expected to drive production significantly higher.

The Phase III expansion of Island Gold announced earlier this month has outlined a bigger, more profitable, long-life operation. The expansion is expected to take throughput rates 67% higher to 2,000 tpd, driving production significantly higher, at industry low costs over a mine life that has doubled to 16 years. This has driven a substantial increase in value with the expanded operation having an estimated after-tax NPV of $1.02 billion at a 5% discount rate and base case gold price of $1,450 per ounce. At a gold price of $1,750 per ounce, the after-tax NPV is $1.45 billion, more than double the acquisition cost.

Exploration programs at Island Gold were also temporarily suspended in March with surface and underground diamond drill programs resuming by early June. The 2020 program remains focused on continuing to define new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone which remains open laterally and down-plunge across multiple areas of focus.

Mulatos began ramping up full operations in the latter part of May 2020 after mining was declared an essential activity by the Mexican government. This followed the suspension of mining activities in early April as mandated by the government due to COVID-19. Given the significant leach pad inventory at the end of the first quarter and ongoing leaching activities, production in the second quarter of 2020 was not significantly impacted by the suspension. Lower contained ounces stacked in the second quarter is however expected to have a slight impact on production in the second half of the year.

As announced earlier this week, the Company is proceeding with development of the high-return La Yaqui Grande project located within the Mulatos District. With an after-tax IRR of 41% and after-tax NPV of $165 million (assuming a $1,450 gold price), La Yaqui Grande represents the next low-cost source of production at Mulatos. Construction activities on La Yaqui Grande are expected to ramp up during the second half of 2020 and take approximately 24 months to complete with initial production in 2022. Given its lower costs, La Yaqui Grande is expected to drive combined costs across the Mulatos District significantly lower.

In the second quarter, the Company submitted its Environmental Impact Statement ("EIS") for the Lynn Lake project, which begins an anticipated two-year permitting process. In Turkey, the Company continues to pursue renewal of the mine concession for the Kirazli project.

The Company's liquidity position remains strong, ending the quarter with $201.3 million of cash and cash equivalents and no debt other than $100.0 million drawn on its $500.0 million revolving facility. The Company expects to transition to strong free cash flow generation in the second half of 2020 and remains well positioned to fund its internal growth initiatives.

2020 Management’s Discussion and Analysis

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,587 hectares and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Gold production (ounces)	23,100	45,000	51,800	90,000
Gold sales (ounces)	22,440	44,665	51,345	88,661
Financial Review (in millions)
Operating Revenues	$37.7	$58.6	$83.4	$116.0
Cost of sales (1)	$46.2	$57.1	$90.0	$114.0
Earnings from operations	($8.5)	$1.5	($6.6)	$2.0
Cash provided by operating activities	$6.5	$23.6	$14.6	$46.5
Capital expenditures (sustaining) (2)	$5.5	$11.2	$9.7	$21.2
Capital expenditures (growth) (2)	$24.1	$15.5	$46.9	$27.8
Mine-site free cash flow (2)	($23.1)	($3.1)	($42.0)	($2.5)
Cost of sales, including amortization per ounce of gold sold (1)	$2,059	$1,278	$1,753	$1,286
Total cash costs per ounce of gold sold (2)	$1,564	$822	$1,299	$830
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,809	$1,077	$1,490	$1,073
Underground Operations
Tonnes of ore mined	244,382	612,231	634,749	1,200,847
Tonnes of ore mined per day	2,686	6,728	3,488	6,635
Average grade of gold (4)	2.50	2.42	2.30	2.48
Metres developed	2,894	2,877	6,095	5,777
Mill Operations
Tonnes of ore processed	395,289	683,946	860,033	1,293,873
Tonnes of ore processed per day	4,344	7,516	4,725	7,148
Average grade of gold (4)	1.85	2.26	1.89	2.36
Contained ounces milled	23,511	49,661	52,361	98,176
Average recovery rate	93%	91%	92%	91%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 23,100 ounces of gold in the second quarter of 2020, a decrease from the same period in 2019 due to lower tonnes mined and processed. This reflects the planned downtime of the Northgate shaft starting in early February to complete the tie-in of the lower mine. Ore was trucked to surface from the upper mine during the downtime, which resulted in lower tonnes mined during the quarter and the first half of the year.
Underground mining rates averaged 2,686 tpd in the second quarter, slightly above budgeted rates of 2,500 tpd. Similar to the first quarter, mining activities focused on remnant stopes in the upper part of the mine to facilitate trucking up the ramp. The average mined grade was 2.50 g/t Au in the quarter. With the completion of the lower mine expansion in July, mining rates are expected to ramp up to 7,500 tpd by the end of 2020.
Mill throughput was 4,344 tpd in the second quarter, a decrease from the same period of 2019 due to the lower mining rates. Mill throughput was supplemented by lower grade stockpiles, which were exhausted at the end of the quarter. Mill throughput is expected to equal underground mining rates moving forward. Mill recoveries averaged 93% in the quarter, in line with budget.

2020 Management’s Discussion and Analysis

Lower Mine Construction and Tie-In
The lower mine expansion and associated infrastructure was completed on July 8, 2020 with mining rates ramping up to 6,500 tpd by the end of July. Mining rates are expected to continue to increase to a rate of 7,500 tpd by the end of 2020. With the completion of the lower mine, capital spending for the second half of 2020 is expected to decrease substantially from the $56.6 million spent in the first half of the year. The transition to the highly productive lower mine infrastructure is expected to drive production higher and costs lower in the second half of 2020, driving strong company-wide free cash flow growth.

8930 Level Load-out

2020 Management’s Discussion and Analysis

9025 Level Rockbreaker Station

Financial Review
Second quarter revenues of $37.7 million were 36% lower than the prior year quarter, reflecting a 50% decrease in ounces sold, partially offset by a higher realized gold price. Ounces sold decreased as a result of lower mining rates during the temporary shutdown of the Northgate shaft to enable completion of the lower mine tie-in. Revenues for the first half of 2020 were also lower than the prior year period due to the shutdown, which commenced in February.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $46.2 million in the second quarter were lower than the comparative quarter in 2019, due to lower mining and processing rates during the tie-in of the upper and lower mine. This was partially offset by a significant increase in underground mining cost per tonne, reflecting hauling rather than skipping ore to surface and the impact of fixed costs on lower mining rates. With the lower mine construction completed in July 2020, underground mining cost per tonne is expected to decrease substantially in the second half of the year. Cost of sales for the first half of 2020 of $90.0 million were lower than the prior year period for the same reasons.
Total cash costs of $1,564 per ounce in the second quarter were higher than the comparative period in 2019 due to higher underground mining costs and less tonnes mined. In addition, lower grade stockpiled ore, which carries a higher cost per ounce, made up a larger proportion of mill feed compared to the prior year. Mine-site AISC of $1,809 per ounce in the second quarter were higher than the comparative quarter in 2019, reflecting the impact of higher total cash costs. Sustaining capital spending in the quarter was lower than the prior year period, with spending focused on growth projects including completion of the lower mine expansion and the new TIA-1 tailings facility. Capital expenditures in the quarter included $5.5 million of sustaining capital and $24.1 million of growth capital.

2020 Management’s Discussion and Analysis

As a result of the planned downtime and growth capital associated with the lower mine expansion, mine-site free cash flow at Young-Davidson was negative $23.1 million in the second quarter, and negative $42.0 million for the first half of 2020. With the completion of the lower mine expansion in July, Young-Davidson is expected to generate strong free cash flow in the second half of the year as production increases, and operating costs and capital spending decrease.
Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located just east of the town of Dubreuilville, Ontario, Canada, 83km northeast of Wawa. The mine comprises 217 patented, leased and staked claims covering 7,926 hectares. The mine began production in October 2007.
Island Gold Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Gold production (ounces)	19,400	39,500	58,200	75,100
Gold sales (ounces)	18,560	39,300	57,687	72,885
Financial Review (in millions)
Operating Revenues	$31.4	$51.3	$93.3	$95.1
Cost of sales (1)	$19.6	$32.4	$50.1	$61.0
Earnings from operations	$11.6	$18.7	$42.8	$33.7
Cash provided by operating activities	$25.1	$29.7	$66.8	$58.7
Capital expenditures (sustaining) (2)	$5.2	$6.2	$13.7	$11.3
Capital expenditures (growth) (2)	$9.5	$7.5	$19.1	$11.7
Capital expenditures (capitalized exploration) (2)	$1.2	$4.3	$5.2	$7.4
Mine-site free cash flow (2)	$9.2	$11.7	$28.8	$28.3
Cost of sales, including amortization per ounce of gold sold (1)	$1,056	$824	$868	$837
Total cash costs per ounce of gold sold (2)	$501	$473	$468	$484
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$781	$631	$706	$639
Underground Operations
Tonnes of ore mined	74,485	90,141	187,366	187,653
Tonnes of ore mined per day ("tpd")	819	991	1,029	1,037
Average grade of gold (4)	7.28	14.53	9.93	12.90
Metres developed	931	1,568	2,883	2,989
Mill Operations
Tonnes of ore processed	73,708	102,803	179,635	204,800
Tonnes of ore processed per day	810	1,130	987	1,131
Average grade of gold (4)	8.32	12.23	10.33	11.68
Contained ounces milled	19,714	40,438	59,659	76,884
Average recovery rate	96%	97%	97%	97%

(1)	Cost of sales includes mining and processing costs, royalties, COVID-19 costs and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").

Island Gold produced 19,400 ounces in the second quarter, a 51% decrease from the comparative period in 2019, reflecting lower mining rates and grades mined and processed. Operations were temporarily suspended starting March 25th through the end of April as a result of COVID-19. The Company began a phased restart of operations at the beginning of May, with mining and milling rates increasing to average above 1,200 tpd for the month of June.
Underground mining rates averaged 819 tpd in the quarter, a decrease from the prior year period reflecting the above noted temporary downtime. Underground grades mined averaged 7.28 g/t Au in the quarter due to mine sequencing, as one of the higher grade transverse stopes was deferred to the third quarter. Mined grades are expected to increase in the second half of the year with higher grade stopes that had been planned for the latter part of the second quarter deferred to the third quarter.
Mill throughput of 810 tpd in the second quarter was lower than the prior year period and consistent with tonnes mined. Mill recoveries of 96% were in line with the prior year quarter and budget.

2020 Management’s Discussion and Analysis

Phase III Expansion Study
On July 14, the Company reported results of the positive Phase III Expansion Study conducted on its Island Gold mine. Based on the results of the study, the Company is proceeding with an expansion of the operation to 2,000 tpd. This follows a detailed evaluation of several scenarios which demonstrated the Shaft Expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in Mineral Reserves and Resources. Highlights of the study include the following:

•	Average annual gold production of 236,000 ounces per year starting in 2025 upon completion of the shaft. This represents a 72% increase from the mid-point of initial 2020 production guidance

•
Industry low average total cash costs of $403 per ounce of gold and mine-site all-in sustaining costs of $534 per ounce starting in 2025, a 19% and 30% decrease from the mid-point of 2020 guidance, respectively

•
After-tax net present value (“NPV”) of $1.02 billion at a 5% discount rate and an after-tax internal rate of return (“IRR”) of 17%, using a base case gold price assumption of $1,450 per ounce and a USD/CAD foreign exchange rate of $0.75:1

•	After-tax NPV of $1.45 billion and an after-tax IRR of 22%, at a 5% discount rate using a gold price assumption of $1,750 per ounce and a USD/CAD foreign exchange rate of $0.75:1

•
Mine life of 16 years, double the current eight-year Mineral Reserve life. This is based on a mineable Mineral Resource of 9.6 million tonnes grading 10.45 grams per tonne of gold (“g/t Au”) containing 3.2 million ounces of gold

•
Lowest combined capital and operating costs of all scenarios evaluated. Total life of mine capital of $1.07 billion including sustaining capital. Higher life-of-mine growth capital of $514 million with the Shaft Expansion is more than offset by the lowest sustaining capital and operating costs of all scenarios evaluated.

In the second half of 2020, the focus is on progressing permitting and detailed engineering on the shaft and associated infrastructure. This includes the power supply upgrade and planning for the procurement of long lead time items. All of the Shaft Expansion permitting requirements are expected to be completed within an 18 to 24-month timeframe. To accommodate the work being completed on Phase III in 2020, capital spending guidance has increased by $20 million at Island Gold.
Financial Review
Island Gold generated revenues of $31.4 million in the second quarter, a 39% decrease compared to the prior year period, reflecting a 53% decrease in ounces sold, partially offset by a higher realized gold price. For the first half of the year, revenues were consistent with the comparative period as lower sales driven by the temporary suspension in the month of April were offset by a 25% increase in realized gold prices.
Cost of sales (includes mining and processing costs, royalties, COVID-19 costs and amortization expense) of $19.6 million in the second quarter were 40% lower than the comparative period in 2019. The decrease is driven by a 53% reduction in ounces sold, partially offset by COVID-19 costs incurred during the temporary shutdown of the mine in the month of April. On a per ounce basis, cost of sales increased by 28%, driven by COVID-19 cost incurred and lower grades mined in the period. COVID-19 costs mainly reflect labour costs for idle employees and additional transportation and lodging costs. Cost of sales for the first half of 2020 of $50.1 million were lower than the prior year for the same reasons that impacted the second quarter.
Total cash costs were $501 per ounce in the second quarter, a 6% increase from the comparative quarter in 2019, driven by lower grades mined and lower tonnes mined and milled, partially offset by a lower royalty charge per ounce. COVID-19 costs incurred at the mine have not been included in total cash costs. Mine-site AISC of $781 per ounce in the second quarter were higher than the prior year period due to lower production with sustaining capital expenditures spread over a lower number of ounces sold.
Total capital expenditures were $15.9 million in the second quarter, including capitalized exploration. Spending was focused on lateral development, camp improvements, tailings construction, and the Phase III study. This included $5.2 million of sustaining capital and $10.7 million of growth capital, inclusive of capitalized exploration. Exploration spending was lower as activities were curtailed for most of the quarter due to COVID-19. For the first half of the year, capital spending was $38.0 million inclusive of capitalized exploration, higher than the prior year period.
Earlier in 2020, the Company acquired and canceled a 3% NSR royalty payable on a majority of production from the Island Gold mine for cash consideration of $54.8 million. The royalty was applicable to all future gold production from the Goudreau Lake claims, which comprise the majority of the Island Gold deposit. As of December 31, 2019, these claims contained 0.9 million ounces of Mineral Reserves, representing 71% of Island Gold’s total Mineral Reserves, and 1.1 million ounces of Inferred Mineral Resources. The acquisition of the royalty has reduced total cash costs by $45 per ounce, and has reduced the effective NSR royalty rate on Island Gold’s Mineral Reserves to 2.2% from 4.4%.
Island Gold generated mine-site free cash flow of $9.2 million during the second quarter and $28.8 million for the first half of the year despite over one month of downtime due to COVID-19, driven by strong operating margins. The Company expects an increase in cash flow in the second half of the year as a result of higher mining rates and grades mined.

2020 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions in proximity to the Mulatos mine. The mine achieved commercial production in 2006. Having produced its two millionth ounce of gold in March 2019, the Mulatos mine is no longer subject to a third-party royalty on production.
Mulatos Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Gold production (ounces)	35,900	36,300	78,500	75,200
Gold sales (ounces)	33,605	40,116	77,427	76,205
Financial Review (in millions)
Operating Revenues	$57.1	$52.5	$126.4	$99.6
Cost of sales (1)	$37.5	$35.8	$83.5	$69.6
Earnings from operations	$19.2	$15.9	$41.2	$28.3
Cash provided by operating activities	$24.4	$23.2	$45.9	$23.8
Capital expenditures (sustaining) (2)	$3.7	$2.2	$8.5	$3.2
Capital expenditures (growth) (2)	$1.2	$17.0	$3.3	$28.6
Capital expenditures (capitalized exploration) (2)	$0.2	$—	$0.7	$—
Mine-site free cash flow (2)	$19.3	$4.0	$33.4	($8.0)
Cost of sales, including amortization per ounce of gold sold (1)	$1,116	$892	$1,078	$913
Total cash costs per ounce of gold sold (2)	$750	$725	$785	$734
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$890	$815	$929	$812
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,132,423	2,107,590	3,050,887	3,943,323
Total waste mined - open pit (6)	1,151,851	1,697,419	3,490,768	3,675,258
Total tonnes mined - open pit	2,284,275	3,805,009	6,541,655	7,618,581
Waste-to-ore ratio (operating)	0.81	0.81	0.67	0.67
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,410,888	1,962,436	3,444,000	3,837,992
Average grade of gold processed (5)	1.41	0.94	1.32	0.96
Contained ounces stacked	64,111	59,609	146,044	118,783
Average recovery rate	56%	61%	54%	63%
Ore crushed per day (tonnes) - combined	15,500	21,600	18,923	21,200

(1)	Cost of sales includes mining and processing costs, royalties, COVID-19 costs and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").

(6)	Total waste mined includes operating waste and capitalized stripping.
Mulatos produced 35,900 ounces in the second quarter, consistent with the second quarter of 2019. Given ongoing leaching activities, production in the quarter was not significantly impacted by the government mandated temporary suspension in April and May.
Total tonnes mined decreased compared to the second quarter of 2019 due to the temporary shutdown which curtailed mining activities until May 18, 2020, impacting results for the quarter and the first half of the year. Following the restart of operations, mining and stripping activities at Mulatos and Cerro Pelon ramped up in May and were operating at budgeted levels in June. At Cerro Pelon, the excess tonnes of waste mined above the life-of-mine waste-to-ore ratio were capitalized in the period and are not included in the operating waste-to-ore ratio of 0.81:1.
Total crusher throughput in the second quarter averaged 15,500 tpd for a total of 1,410,888 tonnes stacked at a grade of 1.41 g/t Au. Tonnes stacked in the quarter exceeded tonnes mined due to the processing of stockpiles. Grades stacked were 50% higher than the comparative period of 2019, reflecting the contribution of higher-grade ore from Cerro Pelon. The recovery rate of 56% in the second quarter was primarily impacted by the stacking of higher-grade ore later in the quarter and will be recovered in the second half of the year.

2020 Management’s Discussion and Analysis

Financial Review
Second quarter revenues of $57.1 million were 9% higher than the prior year quarter as a result of higher realized gold prices, partially offset by 16% less ounces sold. For the first half of 2020, revenues of $126.4 million were 27% higher than the prior year.
Cost of sales (includes mining and processing costs, royalties, COVID-19 costs and amortization expense) of $37.5 million in the second quarter were consistent with the prior year period. Mulatos mined and processed a lower number of tonnes due to the temporary suspension of operations, reducing cost of sales in the period. This was partially offset by $2.0 million of COVID-19 costs reflecting incremental costs incurred while mining operations were suspended. These incremental costs have been excluded from total cash costs and mine-site AISC. On a per ounce basis, cost of sales increased in the second quarter of 2020 due to higher unit mining costs and higher depreciation, partially offset by higher grades processed. Cost of sales for the first half of 2020 of $83.5 million were 20% higher than the prior year.
Total cash costs were higher than the prior year period, as a result of higher unit mining and processing costs. Total capital spending for the quarter was $5.1 million, of which $3.7 million of sustaining capital primarily relates to capitalized stripping in the Cerro Pelon pit, which will benefit future periods. The higher sustaining capital spending in the quarter contributed to an increase in mine-site AISC to $890 per ounce compared to the prior year period of $815 per ounce. Capital spending was lower in the first half of 2020 compared with 2019 as prior year capital included construction of Cerro Pelon.
Mulatos generated mine-site free cash-flow of $19.3 million in the second quarter, a significant improvement from the prior year period. The increase in cash flow was driven by increased operating margins and lower capital spending. For the first half of 2020, Mulatos generated $33.4 million in free cash flow.

Second Quarter 2020 Development Activities

Mulatos District (Sonora, Mexico)
La Yaqui Grande
On July 28, 2020, the Company reported results of an internal study completed on its fully permitted La Yaqui Grande project located in the Mulatos District in Sonora, Mexico. La Yaqui Grande is located approximately 7 kilometres (straight line) from the existing Mulatos operation and adjacent to the past producing La Yaqui Phase I operation. Given the project’s strong economics and its proximity to the existing Mulatos operation, the Company is proceeding with construction of the project starting in the second half of 2020.
La Yaqui Grande Project Highlights:

•
Average annual gold production of 123,000 ounces per year starting in the third quarter of 2022. This will replace higher cost production from the main Mulatos pit, keeping combined production at approximately 150,000 ounces per year

•	Mine-site all-in sustaining costs of $578 per ounce, significantly reducing Mulatos District all-in sustaining costs from the mid-point of previous 2020 guidance of $960 per ounce

•
After-tax net present value (“NPV”) of $165 million at a 5% discount rate and an after-tax internal rate of return (“IRR”) of 41%, using a base case gold price assumption of $1,450 per ounce and a MXN/USD foreign exchange rate of 21:1

•	After-tax NPV of $260 million and an after-tax IRR of 58% at a 5% discount rate using a gold price assumption of $1,750 per ounce and a MXN/USD foreign exchange rate of 21:1

•	Mine life of five years, extending production from the Mulatos District to 2027, based on current Mineral Reserves

•
Initial capital of $137 million to be spent over a two year period starting in the second half of 2020. At a $1,750 per ounce gold price, Mulatos is expected to self finance the development of La Yaqui Grande following which the operation is expected to generate strong free cash flow

La Yaqui Grande is fully permitted for construction having received approval of the environmental impact assessment (“MIA”) in the second quarter of 2019 and the Change of Land Use permit in the third quarter of 2019. As with La Yaqui Phase I, La Yaqui Grande will be developed with an independent heap leach pad and crushing circuit. The project will be developed over the next 24 months with initial production expected in the second half of 2022.
During the second quarter, the Company incurred $0.7 million ($1.9 million for the first half of 2020) focused on detailed engineering, project design and costing, and exploration activities. With construction commencing, the Company expects to spend between $15 and $20 million in the second half of the year.

2020 Management’s Discussion and Analysis

Kirazlı (Çanakkale, Turkey)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project pending the renewal of its Turkish mining concessions which expired on October 13, 2019. Although the mining concessions have not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the concessions have been renewed.
The Company has met all the regulatory requirements and conditions for the concessions to be renewed and reasonably expected the renewal by the expiration date. The communities local to the Kirazlı project remain supportive. As such, the Company is working with the Turkish Department of Energy and Natural Resources on securing the renewal of the mining concessions which will allow for a resumption of construction activities. The renewal is required from the same government department that granted the Operating Permit for Kirazlı in March 2019. The Company will provide updated guidance on the construction schedule and budget for Kirazlı following the receipt of the concession renewal and resumption of construction activities.

During the second quarter of 2020, the Company spent $0.6 million at Kirazlı and $3.6 million for the first half of 2020, which includes $1.4 million of working capital payments from prior periods.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The project economics detailed in the 2017 Feasibility Study outlined a 12.5% IRR at a $1,250 per ounce gold price (21.5% IRR and NPV of $290 million at a $1,500 per ounce gold price). Since the release of the 2017 Feasibility Study, the Company has undertaken several initiatives designed to improve the project economics. These include a detailed review of construction capital, the evaluation of various production scenarios and the inclusion of the results of more detailed engineering.
During the second quarter, the Company filed the EIS with the federal government. The permitting process is expected to take approximately two years.
Development spending (excluding exploration) in the second quarter of 2020 was $1.3 million and $2.8 million for the first half of 2020, primarily related to baseline work and preparation of the EIS submission.
Second Quarter 2020 Exploration Activities

Island Gold (Ontario, Canada)
The 2020 exploration drilling program is focused on continuing to expand the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone. The exploration drilling program in the quarter was designed to follow up on the exploration success in 2019, where high grade gold mineralization was extended across all three areas of focus, most notably in the Main and Eastern Extensions. This resulted in a 21% increase in Mineral Reserves to 1.2 million ounces (3.6 mt grading 10.37 g/t Au), net of mining depletion, and a 46% increase in Inferred Mineral Resources to 2.3 million ounces (5.4 mt grading 13.26 g/t Au) as outlined in the 2019 Mineral Reserve and Resource statement issued on February 18, 2020.

Exploration drilling programs at Island Gold were temporarily suspended on March 25, 2020 given the COVID-19 pandemic. The underground diamond drilling program restarted in May with four underground diamond drill rigs currently operating including two focused on underground directional drilling. The surface directional diamond drilling program resumed in early June with three drill rigs currently drilling.

A regional exploration program which includes 10,000 m of drilling is also planned in 2020 and is focused on evaluating and advancing exploration targets outside the main Island Gold Mine area on the 9,750-hectare Island Gold Property.

Surface exploration drilling
A total of 2,167 m was completed in 5 holes during the second quarter as part of the surface directional drilling program. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.
Previously reported highlights from the surface and underground drilling program in Island Lower East (E1E-Zone) include:

•	29.05 g/t Au (26.67 g/t cut) over 4.86 m (620-MH2-01);

•	44.30 g/t Au (44.30 g/t cut) over 2.25 m (MH21-04); and

•	10.98 g/t Au (10.98 g/t cut) over 2.09 m (MH23-01).

2020 Management’s Discussion and Analysis

Previously reported highlights from the surface drilling program in Island West (C-Zone) include:

•	25.41 g/t Au (23.07 g/t cut) over 5.58 m (MH22-04).

Underground exploration drilling
During the second quarter of 2020, a total of 2,601 m of underground exploration drilling was completed in 9 holes from the 620 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 69 m of underground exploration drift development was completed on the 340 and 840 levels during the second quarter of 2020.
Previously reported highlights from the underground exploration drilling program in Island East Upper (E1E Zone) include:

•	18.72 g/t Au (16.44 g/t cut) over 3.64 m (620-616-07);

•	8.41 g/t Au (8.41 g/t cut) over 6.30 m (620-610-26);

•	21.30 g/t Au (15.52 g/t cut) over 2.24 m (620-616-02); and

•	8.15 g/t Au (8.15 g/t cut) over 3.83 m (620-616-04).
Previously reported highlights from the underground exploration drilling program in Island Main (E1E Zone) include:

•	52.10 g/t Au (22.54 g/t cut) over 10.31 m (840-566-01);

•	21.01 g/t Au (21.01 g/t cut) over 4.26 m (840-566-06);

•	31.19 g/t Au (31.19 g/t cut) over 2.22 m (840-572-02); and

•	13.53 g/t Au (13.53 g/t cut) over 2.36 m (840-566-02).

Total exploration expenditures during the second quarter were $1.4 million, of which $1.2 million was capitalized. For the first half of 2020, $5.6 million was spent, of which $5.2 million was capitalized. Given the down time in the second quarter, the Company has revised its exploration budget at Island Gold from $21 million to $17 million, of which $15 million is expected to be capitalized.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and is focused on earlier stage prospects throughout the wider district.
At the beginning of the second quarter, exploration activities were suspended in response to COVID-19, with exploration activities expected to resume in the second half of 2020. During the second quarter, the Company incurred $0.6 million, mainly related to administrative costs. For the first half of 2020, $2.4 million was spent, of which $0.7 million was capitalized mainly related to La Yaqui Grande project.
Lynn Lake (Manitoba, Canada)
Exploration activities at the Lynn Lake Project were suspended late in the first quarter due to COVID-19. As a result, no drilling was completed during the second quarter. The focus throughout the second quarter was interpretation and targeting for the continuation of the drill program at Gordon and MacLellan, and developing and finalizing exploration programs to evaluate and further advance a pipeline of prospective regional exploration targets. Exploration spending in the second quarter totaled $0.7 million and $2.2 million for the first half 2020.

2020 Management’s Discussion and Analysis

Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the second quarter of 2020, the Company realized an average gold price of $1,692 per ounce, slightly below the average London PM Fix price of $1,711 per ounce due to losses on gold hedging contracts.
As at June 30, 2020, the Company has hedged 63,900 ounces for settlement throughout the second half of 2020 and the first quarter of 2021 ensuring an average minimum gold price of $1,544 per ounce and participation up to an average gold price of $1,835 per ounce.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the second quarter of 2020, the Canadian dollar averaged approximately $1.39 CAD to $1 USD, compared to $1.34 CAD to $1 USD in the first quarter of 2020. The Mexican peso ("MXN") averaged 23.33 MXN to $1 USD in the second quarter of 2020 compared to 19.99 MXN to $1 USD in the first quarter of 2020.

The Company recorded a foreign exchange gain of $0.2 million in the second quarter related to translation of the Company's net monetary assets resulting from changes in period-end foreign exchange rates. The Canadian dollar strengthened 4% relative to the US dollar, ending at $1.37 CAD to $1 USD at June 30, 2020 compared to a rate of $1.42 CAD to $1 USD at March 31, 2020. Similarly, the Mexican Peso strengthened 3% at June 30, 2020 to 23.07 MXN to $1 USD compared to a rate of 23.77 MXN to $1 USD at March 31, 2020 .

In addition, the movement of the CAD and MXN rates generated a non-cash foreign exchange gain of $10.1 million in the second quarter on the revaluation of monetary tax and deferred tax balances, which is recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange loss of $1.5 million during the second quarter, and $2.0 million for the first half of 2020. The Company applies hedge accounting; accordingly, these realized losses have been applied against operating and capital costs at the operating mines.

2020 Management’s Discussion and Analysis

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Gold production (ounces)	78,400	125,200	189,300	250,500
Gold sales (ounces)	74,605	128,457	186,459	248,162
Operating Revenues	$126.2	$168.1	$303.1	$324.2
Cost of sales(1)	$103.3	$131.1	$223.6	$258.1
Earnings from operations	$12.1	$28.2	$58.3	$46.9
Earnings before income taxes	$6.0	$27.1	$46.5	$47.7
Net earnings (loss)	$11.7	$23.6	($0.6)	$40.4
Adjusted net earnings (2)	$9.8	$17.7	$39.2	$28.0
Earnings (loss) per share, basic	$0.03	$0.06	$0.00	$0.10
Adjusted earnings per share (2)	$0.03	$0.05	$0.10	$0.07
Total assets			$3,504.7	$3,298.5
Total non-current liabilities			711.2	533.4
Cash flow from operations	$49.6	$72.3	$106.2	$114.7
Dividends per share, declared and paid	0.015	0.01	0.03	0.02
Average realized gold price per ounce	$1,692	$1,309	$1,626	$1,306
Cost of sales per ounce of gold sold, including amortization (1)	$1,385	$1,021	$1,199	$1,040
Total cash costs per ounce of gold sold (2)	$933	$699	$829	$715
All-in sustaining costs per ounce of gold sold (2)	$1,276	$926	$1,117	$941
(1) Cost of sales includes mining and processing costs, royalties and amortization. For the three months and six months ended June 30, 2020, cost of sales also includes COVID-19 costs of $6.5 million
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of Second Quarter Financial Results

Operating Revenue
During the second quarter of 2020, the Company sold 74,605 ounces of gold for revenue of $126.2 million, a 25% decrease from the prior year period driven by lower ounces sold, partially offset by an increase in realized gold prices. The decrease in ounces sold is primarily a result of the temporary shutdown of the Northgate shaft at Young-Davidson to facilitate the tie in of the lower mine infrastructure, as well as temporary suspensions of both Island Gold and Mulatos due to the COVID-19 pandemic. El Chanate concluded residual leaching during the fourth quarter of 2019, further reducing gold sales compared to the prior year.
The average realized gold price in the quarter was $1,692 per ounce, a 29% increase compared to $1,309 per ounce realized in the prior year period. The average realized gold price was slightly below the average London PM Fix price of $1,711 per ounce due to the impact of gold hedges.
Cost of Sales
Cost of sales were $103.3 million in the quarter, a 21% decrease compared to the prior year period, driven by lower production at all operating sites. For the three months ended June 30, 2020, cost of sales includes $6.5 million of COVID-19 costs.
Mining and Processing
Mining and processing costs were significantly lower than the comparative period at $67.9 million resulting from reduced underground mining and processing rates at Young-Davidson during the lower mine tie-in, as well as lower tonnes mined and processed at Island Gold and Mulatos due to the impact of COVID-19 on operations.
Consolidated total cash costs for the quarter were $933 per ounce, a 33% increase compared to $699 per ounce in the prior year period, driven by higher unit costs at all operating sites. The most significant impact was at Young-Davidson, which increased to $1,564 per ounce in the quarter driven by both a reduction in mining rates and processing of lower grade stockpiles. Total cash costs are expected to decrease significantly in the second half of the year.
AISC were $1,276 per ounce in the quarter, a 38% increase to the comparative period in 2019 driven by higher total cash costs, and higher sustaining capital per ounce given lower gold sales.

2020 Management’s Discussion and Analysis

Royalties
Royalty expense was $1.7 million in the quarter, substantially lower than the prior year period of $3.4 million due to lower gold sales, and a reduced royalty obligation at Island Gold following the repurchase of a royalty earlier this year which reduced the effective royalty rate on Mineral Reserves from 4.4% to 2.2% at Island Gold.
Amortization
Amortization of $27.2 million in the quarter was lower than the prior year period due to less ounces produced and sold. Amortization of $365 per ounce was $44 per ounce higher than the prior year, due to the impact of straight-line amortization on a lower number of ounces sold. The Company expects amortization expense to be approximately $360 per ounce in the second half of the year.
Earnings from Operations
The Company recognized earnings from operations of $12.1 million in the quarter, lower than the prior year period due to less ounces sold and COVID-19 costs, partially offset by higher realized gold prices.
Net Earnings
The Company reported net earnings of $11.7 million in the quarter, compared to net earnings of $23.6 million in the comparative period. Net earnings benefited from the strengthening Canadian dollar and Mexican Peso, which resulted in a $0.2 million foreign exchange gain, as well as a $10.1 million foreign exchange gain recorded within deferred tax expense. On an adjusted basis, earnings of $9.8 million or $0.03 per share decreased compared to the prior year primarily driven by less ounces sold. Adjusted earnings reflect adjustments for one-time gains and losses, including COVID-19 costs, as well as foreign exchange movements.
Review of Six Month Financial Results

Operating Revenue
For the first half of 2020, the Company sold 186,459 ounces of gold for revenue of $303.1 million, a 7% decrease compared to 2019. The decrease in ounces sold is primarily a result of the temporary shutdown of the Northgate shaft at Young-Davidson to facilitate the tie in of the lower mine infrastructure which commenced in February, resulting in lower mining rates. In addition, Island Gold and Mulatos temporarily suspended operations in the second quarter as a response to COVID-19. Lower gold sales were partially offset by higher realized gold prices of $1,626 per ounce in the first half compared to $1,306 per ounce in 2019, a $79.4 million benefit.
Cost of Sales
Year-to-date cost of sales were $223.6 million for the six months ended June 30, 2020 compared to $258.1 million in the prior year period due to the lower mining rates at all sites as discussed above, partially offset by $6.5 million of COVID-19 costs incurred at Island Gold and Mulatos in the period.
Mining and Processing
Mining and processing costs decreased to $150.4 million in the first half of 2020 from $168.6 million in the prior year period, primarily due to lower tonnes mined and processed at Young-Davidson and Mulatos. Lower throughput levels had the impact of increasing consolidated total cash costs per ounce by 16% in the first half of 2020 to $829 per ounce compared to $715 per ounce in the prior year. The increase in total cash costs was primarily driven by higher cost production at Young-Davidson during the lower mine tie in as tonnes were hauled to surface and lower grade stockpiles were processed.
AISC increased to $1,117 per ounce in 2020 from $941 per ounce in the prior year. The increase was primarily driven by the higher total cash costs and higher sustaining capital per ounce given lower gold sales.
Royalties
Royalty expense was $4.1 million in the first half of 2020, a 53% decrease compared to $8.8 million in the prior year, primarily due to 25% fewer ounces sold, a lower royalty obligation at Mulatos with the completion of the third-party royalty commitment in the first quarter of 2019, and a lower royalty obligation at Island Gold following the repurchase of a 3% NSR royalty in the first quarter of 2020.
Amortization
Amortization of $62.6 million in the first half of 2020 was lower than the prior year due to fewer ounces sold. On a per ounce basis, amortization was $346 per ounce, or $20 per ounce higher than the prior year due to the impact of straight-line amortization on a lower number of ounces sold.

2020 Management’s Discussion and Analysis

Earnings from Operations
The Company recognized earnings from operations of $58.3 million in the first half of 2020, compared to earnings of $46.9 million in 2019. The increase in earnings from operations was driven by a 25% increase in realized gold prices.
Net Earnings
The Company reported a net loss of $0.6 million for the first half of 2020 compared to net earnings of $40.4 million in 2019. The decrease is primarily due to the impact of the weakening Canadian dollar and Mexican Peso, which resulted in a $4.9 million foreign exchange loss, as well as a $26.7 million foreign exchange loss recorded within deferred tax expense. In addition, the Company incurred $6.5 million in incremental costs related to COVID-19. On an adjusted basis, earnings of $39.2 million or $0.10 per share for the first half were 40% higher than in the prior year, driven by higher realized gold prices. Adjusted earnings reflect adjustments for one-time gains and losses, as well as foreign exchange movements, including an unrealized foreign exchange loss of $31.6 million in 2020 recorded in deferred taxes and foreign exchange loss.
Consolidated Expenses and Other

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Exploration expense	($1.1)	($1.5)	($3.1)	($3.1)
Corporate and administrative expense	(4.1)	(4.6)	(10.3)	(10.1)
Share-based compensation expense	(5.6)	(2.7)	(7.8)	(6.0)
Finance expense	(1.2)	(0.7)	(2.0)	(1.2)
Foreign exchange gain (loss)	0.2	0.1	(4.9)	0.3
Other (loss) gain	(5.1)	(0.5)	(4.9)	1.7
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expense incurred in the second quarter of 2020 related to activities at Mulatos and corporate support, as the majority of spending at Island Gold was capitalized. For the full year, exploration expense of $3.1 million primarily relates to Mulatos and corporate exploration support.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs decreased in the quarter as minimal travel costs and general office expenditures were incurred with the corporate office transitioning to working from home during the COVID-19 pandemic.
Share-based compensation
Share-based compensation expense was $5.6 million in the second quarter, significantly higher than the prior year period due to the impact of an increasing share price on the mark-to-market revaluation of outstanding long-term incentives. The Company did not grant any options, RSUs or PSUs during the quarter. For the first half of 2020, share-based compensation of $7.8 million was higher than the prior due to an increasing share price that impacted the quarter.
Finance expense
Finance expense increased slightly due to higher standby fees, as the Company increased its credit facility to $500.0 million in December 2019. Interest incurred on the $100.0 million drawn on the facility earlier in the year were capitalized to development projects.
Foreign exchange loss
A foreign exchange gain of $0.2 million was recorded in the quarter, resulting from the impact of the strengthening Canadian dollar and Mexican peso relative to the US dollar on foreign denominated net monetary assets and liabilities.
The Company applies hedge accounting to its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the second quarter, the Company realized a loss of $1.5 million on settled foreign exchange contracts, which was applied against mining and processing costs and capital expenditures.

2020 Management’s Discussion and Analysis

In addition, the outstanding contracts had a mark-to-market loss of $4.8 million, net of tax, as at June 30, 2020, which is recorded within other comprehensive income.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other loss (gain)
Other loss in the quarter includes an unrealized mark-to-market losses on gold option contracts, gains on renunciation of flow-through exploration expenditures and other one-time charges.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
In the first half of 2020, the Company recognized a current tax expense of $8.8 million and a deferred tax expense of $38.3 million, compared to a current tax expense of $14.7 million and deferred tax recovery of $7.4 million in the same period of 2019. The current income tax expense in 2020 primarily related to income tax expense in Mexico. The deferred tax expense was primarily driven by changes to foreign exchange rates during the period as well as the increased use of tax pools compared to accounting depreciation during the period.
The Company's Mulatos mine in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for Mulatos, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The total foreign exchange impact recorded within taxes in the first half of 2020 was a $26.7 million expense (2019 - $11.1 million recovery).
Financial Condition

	June 30, 2020	December 31, 2019
Current assets	$408.7	$394.3
Current assets have increased compared to the prior year, primarily driven by an increase in cash and cash equivalents and equity securities. The increase in cash and cash equivalents is mainly attributable to a draw down of $100.0 million from the Company's credit facility during the first quarter, partially offset by the repurchase of a royalty at Island Gold for $54.8 million, dividends payments of $11.1 million and the repurchase and cancellation of $5.6 million of common shares. Equity securities have increased mainly due to a mark to market increase in the investments

Long-term assets	3,096.0	3,002.2	The increase in long-term assets was driven by the repurchase of the 3% royalty at Island Gold for $54.8 million, and construction on the lower mine tie in at Young-Davidson
Total assets	$3,504.7	$3,396.5
Current liabilities	$107.3	$127.3	Current liabilities are lower due to the timing of payments and lower capital spending in the second quarter due the temporary shutdowns at Island Gold and Mulatos due to COVID-19
Non-current liabilities	711.2	573.9
Non-current liabilities are higher than the prior year as a result of a draw down of $100.0 million from the Company's credit facility, as well as an increase in the deferred income tax liability driven by foreign exchange movements

Total liabilities	$818.5	$701.2
Shareholders’ equity	$2,686.2	$2,695.3	Shareholders' equity decreased in the period as a result of dividends paid and shares repurchased in the period
Total liabilities and equity	$3,504.7	$3,396.5

2020 Management’s Discussion and Analysis

Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, and generate returns for its shareholders. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at June 30, 2020, the Company had cash and cash equivalents of $201.3 million and $30.2 million in equity securities compared to $182.8 million and $22.8 million, respectively, at December 31, 2019. In addition, the Company has $400.0 million of liquidity available under its recently amended $500.0 million credit facility. In the opinion of management, the Company's liquidity position of $631.5 million at June 30, 2020 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
Cash Flow

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Cash flow provided by operating activities	$49.6	$72.3	$106.2	$114.7
Cash flow used in investing activities	(56.9)	(72.2)	(175.0)	(125.5)
Cash flow used in financing activities	(6.6)	2.1	88.6	(12.9)
Effect of foreign exchange rates on cash	0.5	0.4	(1.3)	0.9
Net (decrease) increase in cash	(13.4)	2.6	18.5	(22.8)
Cash and cash equivalents, beginning of period	214.7	180.6	182.8	206.0
Cash and cash equivalents, end of period	$201.3	$183.2	$201.3	$183.2
Cash flow provided by operating activities
In the second quarter of 2020, operating activities generated cash flow of $49.6 million compared to $72.3 million in the same period in 2019, a 31% decrease resulting from the temporary suspension of operations at Island Gold and Mulatos and lower production at Young-Davidson. Cash flow provided by operations before working capital and taxes paid was $44.7 million in the second quarter, compared to $68.6 million in the prior year period. Working capital changes reflect a decrease in accounts receivable and inventory in the period, offset by a decrease in accounts payable balances at the Company's mine sites. For the first half of 2020, operating activities generated $106.2 million compared to $114.7 million in the prior year as a result of downtime caused by COVID-19, offset by higher gold prices.
Cash flow used in investing activities
For the second quarter of 2020, capital expenditures of $54.6 million were lower than expenditures of $71.1 million in the same period in 2019. Capital expenditures were higher at Young-Davidson, focused on the lower mine expansion and the new tailings facility. The remaining operations had reduced spending compared to the prior year as a result of the impact of COVID-19 . For the first half of 2020, the Company invested $117.9 million on capital expenditures compared to $124.4 million in the prior year.
In the first quarter, the Company repurchased an existing royalty on the Island Gold mine for $54.8 million. The repurchase will benefit the mine through a significantly lower royalty expense in future periods.
Cash flow used in financing activities
During the quarter, the Company repurchased and cancelled 527,100 common shares under the NCIB at a cost of $2.6 million or $5.03 per share. For the first half of 2020, the Company repurchased and cancelled 1,133,561 shares for $5.5 million or $4.89 per share. During the quarter, the Company declared and paid a dividend of $0.015 per share, or $5.5 million, bringing the year to date dividends paid in cash to $11.1 million. Offsetting these outflows, the Company received $2.4 million in proceeds on the exercise of stock options during the quarter, and $6.3 million for the first half of 2020.
Credit Facility
In 2019, the Company secured amendments to its existing undrawn Facility, including an increase in the size of the Facility from $400.0 million to $500.0 million, expiring on December 17, 2023. The Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts.
During the first quarter of 2020, the Company drew $100.0 million from the Facility, which remains outstanding at June 30, 2020; the remaining $400.0 million is undrawn at June 30, 2020. The Company drew from the Facility to strengthen its cash position and enhance financial flexibility in light of COVID-19.

2020 Management’s Discussion and Analysis

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2020, the Company is in compliance with the covenants.

Outstanding Share Data

July 28, 2020
Common shares	391,430,967
Stock options	3,737,502
Deferred share units	857,733
Performance share units	1,229,244
Restricted share units	2,387,089
399,642,535
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s interim condensed consolidated financial statements for the three and six months ended June 30, 2020.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at June 30, 2020, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. The 2020 option contracts ensure a minimum average realized gold price of $1,502 per ounce and a maximum average realized gold price of $1,790 per ounce, regardless of the movement in gold prices during 2020. In addition, option contracts have been added for the first quarter of 2021, which ensure a minimum average realized gold price of $1,650 per ounce and a maximum average realized gold price of $1,951 per ounce.
The following gold collar contracts are outstanding as of June 30, 2020:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2020	Collars	45,900	$1,502	$1,790
2021	Collars	18,000	$1,650	$1,951

The fair value of these contracts was a liability of $3.2 million at June 30, 2020 (December 31, 2019 - liability of $0.7 million). The options mature monthly throughout the remainder of 2020 and the first quarter of 2021.

For the three and six months ending June 30, 2020, the Company realized losses of $2.6 and $0.1 million related to the settlement of option contracts (for the three and six months ended June 30, 2019 - realized losses $0.1 million). The Company recorded unrealized losses of $5.0 million and $5.3 million for the three and six months ended June 30, 2020 (for the three and months ended June 30, 2019 unrealized losses of $4.3 million and $3.3 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.

2020 Management’s Discussion and Analysis

Foreign currency contracts
As at March 31, 2020, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2020	Collars	156.5	1.31	1.35
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2020	Collars	465.0	19.48	21.94
2021	Collars	150.0	20.93	26.90
The fair value of these contracts was a liability of $2.7 million as at June 30, 2020 (December 31, 2019 - asset of $3.3 million) recorded in accumulated other comprehensive loss. For the three and six months ended June 30, 2020, the Company realized a loss of $1.5 million and $2.0 million on the foreign currency contracts (for the three and six months ended June 30, 2019 - realized gains of $0.4 million and $0.7 million).
Fuel contracts
The Company enters into option contracts to economically hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at June 30, 2020, the Company has hedged 1,008,000 gallons of diesel at a range of $1.65 to $1.86 per gallon.
For the three and six months ended June 30, 2020, the Company recorded an unrealized gain of $0.3 million and an unrealized loss of $0.5 million, respectively, in accumulated other comprehensive loss related to the fuel hedges.
Summary of Quarterly Financial and Operating Results

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Gold ounces produced	78,400	110,800	122,100	121,900	125,200	125,300	125,600	124,000
Gold ounces sold	74,605	111,854	127,148	119,392	128,457	119,705	131,161	119,401
Operating Revenues	$126.2	$176.9	$186.0	$172.9	$168.1	$156.1	$163.1	$146.7
Earnings (loss) from operations	$12.1	$46.2	$41.6	$37.5	$28.2	$18.7	($51.3)	$0.6
Net earnings (loss)	$11.7	($12.3)	$38.0	$17.7	$23.6	$16.8	($71.5)	$7.2
Earnings (loss) per share, basic	$0.03	($0.03)	$0.10	$0.05	$0.06	$0.04	($0.18)	$0.02
Adjusted net earnings (loss) (1)	$9.8	$29.4	$32.1	$23.4	$17.7	$10.3	$4.3	($1.9)
Adjusted earnings per share, basic (1)	$0.03	$0.08	$0.08	$0.06	$0.05	$0.03	$0.01	$0.00
Earnings before interest, taxes, depreciation and amortization (1)	$40.9	$76.7	$88.4	$78.4	$69.1	$60.5	$43.0	$41.7
Cash provided by operating activities	$49.6	$56.6	$77.8	$67.9	$72.3	$42.4	$47.4	$45.2
Average realized gold price	$1,692	$1,582	$1,463	$1,448	$1,309	$1,304	$1,244	$1,229

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Since the acquisition of Island Gold in the fourth quarter of 2017, quarterly production and gold ounces sold have been relatively consistent, with the exception of the first and second quarter of 2020. Production and sales decreased in the most current quarter as expected, driven by lower production at Young-Davidson during completion of the lower mine tie in and the impact of COVID-19 on Island Gold and Mulatos. Both Island Gold and Mulatos were temporarily shutdown for a portion of the second quarter. Aside from the second quarter of 2020, revenues have also been consistent, with fluctuations resulting from changes in the gold price for the period, which has trended higher over the past four quarters resulting in record revenue in the fourth quarter of 2019.

2020 Management’s Discussion and Analysis

Earnings from operations and cash flow from operating activities have improved since Q3 2018 as a result of a higher gold price and lower operating costs, resulting in higher margins on ounces produced and positive cash flow from operations. Earnings from operations and net income in the fourth quarter of 2018 were significantly lower as it was impacted by one-time, non-cash items, including a non-cash inventory impairment charge at El Chanate.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	net cash;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in other gain (loss)

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

2020 Management’s Discussion and Analysis

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net earnings (loss)	$11.7	$23.6	($0.6)	$40.4
Adjustments:
COVID-19 costs	6.5	—	6.5	—
Foreign exchange (gain) loss	(0.2)	(0.1)	4.9	(0.3)
Other loss (gain)	5.1	0.5	4.9	(1.7)
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	(10.1)	(7.0)	26.7	(11.1)
Other income tax and mining tax adjustments	(3.2)	0.7	(3.2)	0.7
Adjusted net earnings	$9.8	$17.7	$39.2	$28.0
Adjusted earnings per share - basic and diluted	$0.03	$0.05	$0.10	$0.07
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Cash flow from operating activities	$49.6	$72.3	$106.2	$114.7
Add (less): Changes in working capital and cash taxes	(4.9)	(3.7)	20.2	16.5
Cash flow from operating activities before changes in working capital and cash taxes	$44.7	$68.6	$126.4	$131.2
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Cash flow from operating activities	$49.6	$72.3	$106.2	$114.7
Less: mineral property, plant and equipment expenditures	(54.6)	(71.1)	(117.9)	(124.4)
Company-wide free cash flow	($5.0)	$1.2	($11.7)	($9.7)

2020 Management’s Discussion and Analysis

Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$49.6	$72.3	$106.2	$114.7
Add: operating cash flow used by non-mine site activity	6.4	5.2	21.1	16.5
Cash flow from operating mine-sites	$56.0	$77.5	$127.3	$131.2

Mineral property, plant and equipment expenditure [1]	$54.6	$71.1	$117.9	$124.4
Less: capital expenditures from development projects, and corporate	(4.0)	(7.2)	(10.8)	(13.2)
Capital expenditure from mine-sites	$50.6	$63.9	$107.1	$111.2

Total mine-site free cash flow	$5.4	$13.6	$20.2	$20.0

(1)	Excludes royalty repurchase of $54.8 million at Island Gold in the first quarter of 2020

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$6.5	$23.6	$14.6	$46.5
Mineral property, plant and equipment expenditure	(29.6)	(26.7)	(56.6)	(49.0)
Mine-site free cash flow	($23.1)	($3.1)	($42.0)	($2.5)

Mulatos Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$24.4	$23.2	$45.9	$23.8
Mineral property, plant and equipment expenditure	(5.1)	(19.2)	(12.5)	(31.8)
Mine-site free cash flow	$19.3	$4.0	$33.4	($8.0)

Island Gold Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$25.1	$29.7	$66.8	$58.7
Mineral property, plant and equipment expenditure [1]	(15.9)	(18.0)	(38.0)	(30.4)
Mine-site free cash flow	$9.2	$11.7	$28.8	$28.3

(1)	Excludes royalty repurchase of $54.8 million at Island Gold that occurred in March 2020

Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.

2020 Management’s Discussion and Analysis

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$67.9	$86.4	$150.4	$168.6
Royalties	1.7	3.4	4.1	8.8
Total cash costs	$69.6	$89.8	$154.5	$177.4
Gold ounces sold	74,605	128,457	186,459	248,162
Total cash costs per ounce	$933	$699	$829	$715

Total cash costs	$69.6	$89.8	$154.5	$177.4
Corporate and administrative(1)	4.1	4.6	10.3	10.1
Sustaining capital expenditures(2)	14.4	19.6	31.9	35.7
Share-based compensation	5.6	2.7	7.8	6.0
Sustaining exploration	1.0	1.4	2.5	2.8
Accretion of decommissioning liabilities	0.5	0.8	1.2	1.4
Total all-in sustaining costs	$95.2	$118.9	$208.2	$233.4
Gold ounces sold	74,605	128,457	186,459	248,162
All-in sustaining costs per ounce	$1,276	$926	$1,117	$941

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

2020 Management’s Discussion and Analysis

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(in millions)
Capital expenditures per cash flow statement	$54.6	$71.1	$117.9	$124.4
Less: non-sustaining capital expenditures at:
Young-Davidson	(24.1)	(15.5)	(46.9)	(27.8)
Mulatos	(1.4)	(17.0)	(4.0)	(28.6)
Island Gold	(10.7)	(11.8)	(24.3)	(19.1)
Corporate and other	(4.0)	(7.2)	(10.8)	(13.2)
Sustaining capital expenditures	$14.4	$19.6	$31.9	$35.7

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$34.4	$36.0	$65.2	$71.9
Royalties	0.7	0.7	1.5	1.7
Total cash costs	$35.1	$36.7	$66.7	$73.6
Gold ounces sold	22,440	44,665	51,345	88,661
Total cash costs per ounce	$1,564	$822	$1,299	$830

Total cash costs	$35.1	$36.7	$66.7	$73.6
Sustaining capital expenditures	5.5	11.2	9.7	21.2
Sustaining exploration	—	0.1	—	0.2
Accretion of decommissioning liabilities	—	0.1	0.1	0.1
Total all-in sustaining costs	$40.6	$48.1	$76.5	$95.1
Gold ounces sold	22,440	44,665	51,345	88,661
Mine-site all-in sustaining costs per ounce	$1,809	$1,077	$1,490	$1,073

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$24.9	$28.8	$60.2	$53.3
Royalties	0.3	0.3	0.6	2.6
Total cash costs	$25.2	$29.1	$60.8	$55.9
Gold ounces sold	33,605	40,116	77,427	76,205
Total cash costs per ounce	$750	$725	$785	$734

Total cash costs	$25.2	$29.1	$60.8	$55.9
Sustaining capital expenditures	3.7	2.2	8.5	3.2
Sustaining exploration	0.5	0.8	1.5	1.6
Accretion of decommissioning liabilities	0.5	0.6	1.1	1.2
Total all-in sustaining costs	$29.9	$32.7	$71.9	$61.9
Gold ounces sold	33,605	40,116	77,427	76,205
Mine-site all-in sustaining costs per ounce	$890	$815	$929	$812

2020 Management’s Discussion and Analysis

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$8.6	$16.2	$25.0	$30.8
Royalties	0.7	2.4	2.0	4.5
Total cash costs	$9.3	$18.6	$27.0	$35.3
Gold ounces sold	18,560	39,300	57,687	72,885
Total cash costs per ounce	$501	$473	$468	$484

Total cash costs	$9.3	$18.6	$27.0	$35.3
Sustaining capital expenditures	5.2	6.2	13.7	11.3
Total all-in sustaining costs	$14.5	$24.8	$40.7	$46.6
Gold ounces sold	18,560	39,300	57,687	72,885
Mine-site all-in sustaining costs per ounce	$781	$631	$706	$639

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net earnings (loss)	$11.7	$23.6	($0.6)	$40.4
Add back:
COVID-19 costs	6.5	—	6.5	—
Finance expense	1.2	0.7	2.0	1.2
Amortization	27.2	41.3	62.6	80.7
Deferred income tax (recovery) expense	(14.8)	(3.7)	38.3	(7.4)
Current income tax expense	9.1	7.2	8.8	14.7
EBITDA	$40.9	$69.1	$117.6	$129.6
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

Accounting Estimates, Policies and Changes

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2020 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2019.

2020 Management’s Discussion and Analysis

Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three and six months ended June 30, 2020 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2019, with the exceptions listed in note 2 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2020.
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2020. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed as at June 30, 2020.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2020 and have concluded that these disclosure controls and procedures were appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to United States Investors

Mineral Reserve and Resource Estimates: Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”).

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. Under SEC (defined below) Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report Mineral Reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or

2020 Management’s Discussion and Analysis

any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances.

Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. The SEC Modernization Rules will become mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate", "intend", "estimate", "forecast", "budget", “target”, “outlook”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Such statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 widespread pandemic; the impact of the COVID-19 pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; governments and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold dore bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee and community relations (including maintaining social license to operate in Turkey); litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Kirazlı project or the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating

2020 Management’s Discussion and Analysis

assets, including the renewal of the Company’s mining concessions in Turkey; the timely resumption of construction and development at the Kirazlı project; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's 40-F/Annual Information Form for the year ended December 31, 2019 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.